

May 16, 2013

<u>Via E-mail</u>
Don Crosbie
President and Chief Executive Officer
Claimsnet.com, Inc.
14860 Montfort Dr., Suite 250
Dallas, TX 75254

> **Re:** **Claimsnet.com, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 27, 2013**
> **File No. 001-14665**

Dear Mr. Crosbie:

Based on your representation in a Form 8-K filed April 30, 2013 that you will not proceed with the above-cited Information Statement, we have completed our review of your filing and have no further comments at this time. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Mark Wigder, Esq.
        Looper Reed & McGraw P.C.